October 5, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeanne Bennett
Kevin Vaughn
Jane Park
Christine Westbrook

Re:	IsoPlexis Corporation
Registration Statement on Form S-1 (File No. 333-258046)
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC, Cowen and Company, LLC, Evercore Group, L.L.C. and SVB Leerink LLC, as representatives of the several underwriters, hereby joins IsoPlexis Corporation in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-258046) (the “Registration Statement”) to become effective on October 7, 2021, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.
Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.
[signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
COWEN AND COMPANY, LLC
EVERCORE GROUP, L.L.C.
SVB LEERINK LLC

Acting severally on behalf of themselves and
the several Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Chris Rigoli
Name: Chris Rigoli
Title: Authorized Signatory

By:	Cowen and Company, LLC

By:	/s/ E. James Streator, III
Name: E. James Streator, III
Title: Managing Director

By:	Evercore Group, L.L.C.

By:	/s/ Bernhard Sakmann
Name: Bernhard Sakmann
Title: Senior Managing Director

By:	SVB Leerink LLC

By:	/s/ Ryan Lindquist
Name: Ryan Lindquist
Title: Senior Managing Director